245 Summer Street

Fidelity® Investments

Boston, MA 02210

January 27, 2020

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Commonwealth Trust (the trust): File Nos. 002-52322 and 811-02546 Fidelity NASDAQ Composite Index Tracking Stock (the fund(s)) Post-Effective Amendment No. 153

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 153 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing includes the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, each fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

The principal purpose of this filing is to update the financial information for the fiscal year ended November 30, 2019.

This filing also serves to reflect any applicable Staff comments, and make other non-material changes.

An effective date of January 29, 2020 is elected by the trust pursuant to Rule 485(b).

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Legal Product Group